UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 388th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 11, 2020

1. DATE, TIME AND PLACE: December 11, 2020, at 9:00 a.m., exceptionally held remotely, due to the COVID-19 pandemic, pursuant to the article 19, paragraph 1 of the Internal Regulations of the Board of Directors and of the Technical and Advisory Committees of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The call notice was issued in accordance with the Company's Bylaws. The members of the Company's Board of Directors who subscribe to these minutes attended the Meeting, representing the necessary quorum under the terms of the Bylaws. The board member Mr. Francisco Javier de Paz Mancho was represented by the Chairman of the Board, Mr. Eduardo Navarro de Carvalho, by delegation of vote. Mr. David Melcon Sanchez-Friera, CFO and Investor Relations Officer, and Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer, were also present as Secretary of the Meeting; and the individually nominated presenters for the topics below, whose participation was restricted to the time of appreciation of the respective themes.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Meeting and Breno Rodrigo Pacheco de Oliveira, Secretary of the Meeting.

4. AGENDA AND DELIBERATION: After examining and debating on the matter on the Agenda, the members of the Board of Directors deliberated unanimously, as described below:

4.1. DISTRIBUTION OF INTEREST ON CAPITAL: The Board of Directors approved, by unanimous decision, the proposal of distribution of Interest on Capital based on the balance sheet of November 30, 2020, in the gross amount of R$ 260,000,000.00, which is equivalent to R$ 221,000,000.00 net of income tax. The interest per share equals R$ 0.15401254471 per common share (R$ 0.13091066300 net of income tax).

The Interest on Capital shall be credited individually to shareholders, in accordance to the shareholder registry book position by the end of December 28, 2020. After this date, the shares will be considered “ex-Interest on Capital”.

The Interest on Capital will be imputed to the minimum mandatory dividend of the fiscal year 2020 ad referendum of the General Shareholders Meeting to be held in 2021, and the payment will be carried out before December 31, 2020, in a date to be defined by the Company’s Board.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 388th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 11, 2020

4.2. DISTRIBUTION OF INTERIM DIVIDENDS: The Board of Directors approved, by unanimous decision, the proposal of distribution of Interim Dividends based on the balance sheet of November 30, 2020, in the gross amount of R$ 1,200,000,000.00. The dividend per share equals R$ 0.71082712945 per common share.

The Dividend shall be credited individually to shareholders, in accordance to the shareholder registry book position by the end of December 28, 2020. After this date, the shares will be considered “ex-Interest on Capital”.

The Dividend will be imputed to the minimum mandatory dividend of the fiscal year 2020 ad referendum of the General Shareholders Meeting to be held in 2021, and the payment will be carried out before December, 31, 2020, in a date to be defined by the Company’s Board.

5. CLOSING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, December 11, 2020. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Juan Carlos Ros Brugueras; Julio Esteban Linares Lopez; Luiz Fernando Furlan; Narcís Serra Serra and Sonia Julia Sulzbeck Villalobos; Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 388th meeting of the Board of Directors of Telefônica Brasil S.A., held on December 11, 2020, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 11, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director